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                            January 4, 2023

       Eileen Wynne
       Chief Financial Officer
       IDEX Biometrics ASA
       Dronning Eufemias gate 16
       NO-0191 Oslo, Norway

                                                        Re: IDEX Biometrics ASA
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2021
                                                            Filed April 29,
2022
                                                            File No. 001-39810

       Dear Eileen Wynne:

              We have reviewed your September 8, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 24, 2022 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2021

       Consolidated Statements of Changes in Equity, page F-5

   1. We note your response to our prior comment and have considered the additional information you
provided to us during our call with you on November 8, 2022 to explain the nature and purpose
of the Company   s reduction in share premium to offset against
                                                        accumulated loss.
However, we object to the Company   s reclassification of share
                                                        premium against
accumulated loss. Please amend your Form 20-F for the fiscal year ended December 31, 2021
to restate your financial statements for the fiscal years ended
                                                        December 31, 2020 and
2021 accordingly. Alternatively, provide a materiality analysis to support your conclusion
that the impact of the error is not material.
   2. We note from your prior response that in order to be eligible for the SkatteFUNN government grant
program you were required to meet certain equity ratio criteria. Please
 Eileen Wynne
IDEX Biometrics ASA
January 4, 2023
Page 2
         tell us if a restatement of the reclassifications of share premium against accumulated deficit will impact your ability to receive or retain funds received under the grant program.
         Also, in light of your restatement of the reclassification of share premium against accumulated deficit, please provide risk factor disclosure regarding your ability to comply with the conditions of the government grant program SkatteFUNN, and your ability to retain previously received funds as well as recognize future SkatteFUNN receipts. We refer you to paragraph 7 of IAS 20.

3.       In a related matter, please tell us your consideration of management
s assessment of the
         effectiveness of ICFR in light of the restatement. If no consideration will be given, please explain why. That is, please explain to us why you believe internal controls over financial reporting continue to be effective in light of the error and why no modifications to the
         disclosures contained management   s report, including any material
changes made to
         ICFR, are required.
       You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or
Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 with any questions.



FirstName LastNameEileen Wynne                                 Sincerely,
Comapany NameIDEX Biometrics ASA
                                                               Division of
Corporation Finance
January 4, 2023 Page 2                                         Office of
Technology
FirstName LastName